925 Broadbeck Drive, Suite 220 Thousand Oaks, California 91320 Phone: (805) 484-3613 NASDAQ ticker symbol: KGEI TSX ticker symbol: KEI

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. ATTENDING

36TH ANNUAL ROTH CAPITAL CONFERENCE

Thousand Oaks, CALIFORNIA, March 7, 2024 – Kolibri Global Energy Inc. (the “Company”) is a North American energy company with rapidly growing oil production in Oklahoma and low leverage. The Company has substantial reserves with 60 proved drilling locations and 180 proved, probable, and possible locations from the Company’s December 31, 2022 third-party reserve report. The Company is listed on the NASDAQ, ticker KGEI, as well as on the TSX, ticker KEI. The Company is pleased to announce that it will attend the 36th Annual Roth Capital Partners Conference on March 17th – 19th, 2024 in Laguna Niguel, California.

Wolf Regener, CEO and Gary Johnson, CFO, will be available for one-on-one meetings during the conference. Also, Wolf Regener is scheduled to participate in a panel on Monday March 18th, at 10:00 am. The Annual Roth Capital Partners Conference is expected to be attended by over 5,000 people and it is widely considered one of the largest gatherings of growth company executives and investors.

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil, gas and clean and sustainable energy. The Company’s shares are traded on the NASDAQ under the stock symbol KGEI and on the Toronto Stock Exchange under the stock symbol KEI.

About ROTH Capital Partners, LLC

ROTH MKM is a relationship-driven investment bank focused on serving growth companies and their investors. ROTH MKM’s full-service platform provides capital raising, high-impact equity research, macroeconomics, sales and trading, technical insights, derivatives strategies, M&A advisory, and corporate access. Headquartered in Newport Beach, California, ROTH MKM is a privately held, employee-owned organization and maintains offices throughout the U.S. For more information on ROTH MKM, please visit www.roth.com.

For further information, contact:

Wolf E. Regener +1 (805) 484-3613
Email: wregener@kolibrienergy.com
Website: www.kolibrienergy.com

Cautionary Statements

In this news release and the Company’s other public disclosure: Proved reserves are those reserves which can be estimated with a high degree of certainty to be recoverable; Probable reserves are those additional reserves which are less certain to be recovered than proved reserves. Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves.

Readers are referred to the full description of the results of the Company’s December 31, 2022 independent reserves evaluation and other oil and gas information contained in its Form 51-101F1 Statement of Reserves Data and Other Oil and Gas Information for the year ended December 31, 2022, which the Company filed on SEDAR on March 13, 2023.